Exhibit 6
Form 51-102F3
Material Change Report
1.	Name and Address of Company:
Denison Mines Corp. (“Denison”)
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2
2.	Date of Material Change:
February 23, 2011
3.	News Release:
A news release was disseminated through the services of Marketwire on February 23, 2011.
4.	Summary of Material Change:
On February 23, 2011, Denison announced that it had entered into an agreement with a syndicate of investment dealers co-led by GMP Securities L.P., Cormark Securities Inc. and Scotia Capital Inc. and including Dundee Securities Ltd. and Raymond James Ltd. (the “Underwriters”), which have agreed to purchase, on a bought deal basis, 18,300,000 common shares of Denison (“Offered Shares”) at a purchase price of C$3.55 per Offered Share, for aggregate gross proceeds in the amount of C$64,965,000 (the “Offering”).
5.	Full Description of Material Change:

5.1	Full Description of Material Change
On February 23, 2011, Denison announced that it had entered into an agreement with the Underwriters, which have agreed to purchase, on a bought deal basis, 18,300,000 Offered Shares at a purchase price of C$3.55 per Offered Share, for aggregate gross proceeds in the amount of C$64,965,000. The Offering will be made by way of a short form prospectus to be filed by Denison in each of the provinces of Canada other than Quebec.
The Offering is expected to close on or about March 15, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE Amex LLC and the securities regulatory authorities.
In accordance with an existing agreement between Denison and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO is entitled (but not required) to subscribe for additional common shares of Denison (the “Common Shares”) in a separate private placement transaction in order to maintain its existing 15.83% shareholding level in Denison. KEPCO will be entitled to subscribe for approximately 3,442,000 Common Shares at the subscription price of C$3.55 per Common Share. To date, KEPCO has not notified Denison as to whether it will subscribe for additional Common Shares under this right.

5.2	Disclosure for Restructuring Transactions
Not applicable.
6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:
Not applicable.
7.	Omitted Information:
Not applicable.
8.	Executive Officer:
Ron Hochstein
President and Chief Executive Officer
Telephone: (604) 689-7842
9.	Date of Report:
February 25, 2011
Advisory Regarding Forward-Looking Information
This report contains forward-looking information. More particularly, this report contains forward-looking information which include, but are not limited to, the timing of closing of the Offering, Denison’s plans to file a prospectus, and the expectations of Denison regarding the receipt of the required regulatory approvals.
The forward-looking information is based on certain key expectations and assumptions made by Denison. Although Denison believes that the expectations and assumptions on which the forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Denison can give no assurance that it will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The forward-looking information contained in this report is made as of the date hereof and Denison undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.